Exhibit 99.1
[by United States Postal Service]
[_________], 2009
Dear Current or Former Participant in the Chevron Mining Inc. Tax Deferred Savings Plan for the North River Mine or the Chevron Mining Inc. Western Wage Agreements 401(k) Plan:
     This letter and the accompanying document called a “prospectus” contain important information.
     Chevron Corporation is sending you these materials because you are a current or former participant in the Chevron Mining Inc. Tax Deferred Savings Plan for the North River Mine (the “Savings Plan”) or the Chevron Mining Inc. Western Wage Agreements 401(k) Plan (the “401(k) Plan”) (the Savings Plan and 401(k) Plan each a “Plan” and collectively the “Plans”) and acquired shares of our common stock, par value $0.75 per share, during the period from February 21, 2008 through October 23, 2009 (the “Purchase Period”). We are offering to buy back those shares at the original purchase price plus interest, or reimburse you for losses you may have incurred if you have sold those shares. This offer is called a “Rescission Offer.” We are making the Rescission Offer to ensure compliance with the Securities Act of 1933 and to limit any contingent liability we may have as a result of possible noncompliance with applicable federal registration requirements in connection with your purchase of Chevron shares while participating in the Plans.
     If you hold Shares purchased during the Purchase Period as of [                    ], 2010, all transactions relating to your Plan account will be suspended temporarily on [                    ], 2010, regardless of whether you accept the Rescission Offer and whether we repurchase your shares. At present, we do not expect this suspension to last more than 3-5 business days. See “Notice of Blackout Period” in the attached prospectus for more information.
     To help you further understand this offer, please review the prospectus contained in this package. A Rescission Offer Acceptance Form accompanies the enclosed prospectus. We urge you to review the prospectus carefully before deciding whether or not to execute and return the Rescission Offer Acceptance Form.
     The Rescission Offer deadline is [                    ], 2010. If you want to accept the Rescission Offer, your acceptance form must be received at the address indicated on your Rescission Offer Acceptance Form on or before this deadline.
     We encourage you to read the entire prospectus for complete information. If you have questions after reading this material, please call the Chevron Corporation Rescission Offer Call Center at 1-877-844-1840.
Regards,
Chevron Corporation